EXHIBIT 99.1

DeFi Technologies Inc. Announces Receipt of MCTO

TORONTO, April 1, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced that further to its news release dated March 23, 2026, and March 31, 2026, regarding the Company's application to the Ontario Securities Commission ("OSC") for a management cease trade order ("MCTO") to be imposed in respect of its delay in filing its audited annual financial statements, management's discussion and analysis, and related certifications, all for the year ended December 31, 2025 (collectively, the "Annual Filings"), the OSC has today granted the MCTO.

The MCTO does not affect the ability of shareholders who are not employees or insiders of the Company to trade their securities of the Company. The MCTO prohibits the chief executive officer and the chief financial officer of the Company from trading in securities of the Company for so long as the Annual Filings are not filed, including the disposition or acquisition of securities of the Company under any automatic plan. Additionally, for so long as the Annual Filings are not filed, the Company will not, directly or indirectly, issue securities or acquire securities from an insider or employee of the Company except in accordance with legally binding obligations to do so existing as of March 23, 2026.

Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in under National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults, including issuing bi-weekly default status reports by way of news releases, which will be filed on SEDAR+.

The Company confirms that, other than as disclosed in prior press releases, including with respect to the application for the MCTO on March 23, 2026, and material change reports, there have been no material business developments since the filing on November 14, 2025, of the Company's latest interim financial reports for the period ended September 30, 2025.

The Company's failure to file the Annual Filings relates solely to the delay in receiving a SOC 2 Type 2 report from a material third-party counterparty that is relevant to the Company's audit procedures. The Company remains in constant communications with the third-party counterpart as it relates to such third-party counterpart's progress towards receipt of its SOC 2 Type 2 report.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and liquidity; Reflexivity Research, which provides leading research into the digital asset space; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes the timing of filing of the Company's Annual Filings, and the Company's compliance with the MCTO and NP 12-203. Forward-looking information is based on the then current expectations, beliefs, assumptions, estimates, and forecasts about the Company and the industry and markets in which it operates. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to the timely receipt of such third-party counterpart's receipt of its SOC 2 Type 2 report; the timely filing of the Company's Annual Filings; and the Company complying with the MCTO and NP 12-203. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-inc-announces-receipt-of-mcto-302732069.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2026/01/c1174.html

%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 18:07e 01-APR-26